December 7, 2012

Via E-dgar
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp. Amendment No.10 to Registration Statement on Form S-l Filed November 30, 2012 File No. 333-177280

Dear Mr. Dobbie:

Chart Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 5, 2012 regarding our Amendment No. 10 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on November 30, 2012. A marked version of Amendment No. 10 to the Registration Statement (“Amendment No. 11”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Prospectus Summary, page 1

The Offering, page 6

Warrant Tender Offer, page 16

1.
We note your response to prior comment 1 of our November 29, 2012 letter. It appears that if the consummation of the warrant tender offer is conditioned upon the consummation of the business combination, then the failure to consummate the business combination would eliminate the benefits of your first stated purpose and would not prevent the negative result of your second stated purpose. Thus, please revise to clarify the foregoing. Also, we note that given the conditioning of the offer upon the business combination, it appears that warrantholders who are also shareholders would be incentivized to vote for approval of a business combination so their warrants would be purchased at $0.60 per warrant instead of liquidated at $0.30 per warrant: please disclose this.

We respectfully advise the Staff that the Company believes the most appropriate way to evaluate the purpose of the warrant tender offer is by comparison to similar blank check companies.  The purpose of the warrant tender offer is to provide the warrant holders with certain advantages and options that are unavailable to warrants holders of most other SPACs that have consummated their initial public offerings.  In most other SPACs, a warrant holder that does not wish to remain so after the initial business combination or that does not have, or wish to devote, sufficient funds to pay the exercise price to acquire shares post-acquisition, must either sell his warrants in the market (assuming he can find a buyer at an acceptable price) or keep his warrants in the hope that he will be able sell in the market at a higher price at some time in the future.  As a result of the terms of the proposed warrant tender offer a warrant holder of the Company can receive $0.60 per accepted warrant in the warrant tender offer.  Of course, if the prevailing market price per warrant is higher than $0.60, the warrant holder can sell public warrants in the market, rather than participate in the tender offer.

In addition, in most other SPACs, the warrants expire worthless if the initial business combination is not consummated and the SPAC is wound-up.  In our case, the public warrant holders will receive $0.30 per public warrant out of the escrow account into which the bidders deposited funds to conduct the warrant tender offer if a business combination is not consummated.  This is a considerable advantage for our warrant holders compared to warrant holders of other blank check companies, as it is unlikely that the market price of the warrants would be at level if a business combination is not consummated.  For all these reasons, we respectfully consider that the structure we have proposed does not eliminate benefits of the tender offer for public warrant holders, nor does it necessarily incentivize the public warrant holders to vote in favor of a business combination that they did not otherwise believe was in their best interests.  The Registration Statement has been modified in Amendment No. 11 (pages 16, 86) to clarify that the two-fold purpose of the warrant tender offer is in relation to other similar blank check companies.

In addition to the above, we respectfully advise the Staff that there is no requirement for warrant holders to also own shares of common stock and based upon our working knowledge of similarly-situated blank check companies,  a significant portion of public shareholders at the time of the initial business combination do not hold public warrants as well.  Of course, even if the initial business combination is put to a vote of the shareholders, no warrant holder, as such, will have the power to vote.  A shareholder that does not also own warrants would have no incentive to vote in favor of the business combination because of the warrant tender offer.  However, the Registration Statement has been modified in Amendment No. 11 (pages 16, 29, 86) in response to the Staff’s comment to include disclosure about warrant holders who are also stockholders.

2.
We note your response to prior comment 6. Please note that, as we stated above in comment 1, we believe the company would benefit from a successful warrant tender offer because it would allow it to complete a business combination. We also note that to the extent you provide the additional disclosure you referenced in your response to prior comment 7, much of that additional disclosure would have to be provided by the company. Finally, we note your acknowledgment that the sponsor and Mr. Wright exercise certain control over the company. Thus, please provide us with further analysis of whether the company is a named bidder of the warrant tender offer. In the analysis, please be sure to address the roles that the sponsor and Mr. Wright would hold with the company, whether through share ownership, board representation or management control.

For the reasons stated above in our response to the Staff’s Comment No. 1, we do not believe that a successful warrant tender offer would necessarily allow the Company to complete its initial business combination.  In addition, Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) specifies that “[t]he term "bidder" means any person who makes a tender offer or on whose behalf a tender offer is made: provided, however, that the term does not include an issuer which makes a tender offer for securities of any class of which it is the issuer.”  In light of this, it seems to us to be difficult to be certain that the Company should be considered to be a bidder.

Although we recognize that the named bidders include Mr. Wright, the Company’s chairman and chief executive officer, and the sponsor, a significant shareholder in the Company, in the warrant tender offer the sponsor and Mr. Wright are acting for their own benefit and not in the interest of or on behalf of the Company.  Therefore, at this time, we believe the Company should not be treated as a bidder in the warrant tender offer, but we understand that this position may be reviewed by the Staff from time to time based on the Company’s future activities and statements.

3.	Please disclose the substance of your responses to prior comments 7 and 8.

The Registration Statement has been modified in Amendment No. 11 (pages 16, 17, 86, 119) in response to the Staff’s comment to include disclosure about warrant holders who are also stockholders.

4.
We disagree with your response to prior comment 9. Your disclosure of the warrant tender offer in the registration statement is sufficient to constitute a public announcement of that tender offer. See Rule 165 telephone interpretations A.l and A.2 and Rule 14e-5 telephone interpretation L.l each available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm your understanding.

As per our discussions with the Staff, we respectfully confirm our understanding that the 424(b) prospectus (the “Prospectus”) filed by the Company upon the effectiveness of the Registration Statement shall constitute first public announcement of the warrant tender offer.  Furthermore, as per our discussions with the Staff, we respectfully confirm our understanding that the bidders will required to file on the appropriate form of Schedule TO information from the Prospectus relating to the warrant tender offer.  Following the filing of the Prospectus, any documents filed by the bidders containing a discussion of the terms of the warrant tender offer, filed after the time of the announcement of a definitive agreement relating to an initial business combination (which triggers the commencement of the tender offer) and until ten days following the termination of the tender offer, shall be filed under Schedule TO cover.  We also believe that the exercise of the over-allotment option and stabilization activities undertaken by the underwriters following the consummation of the initial public offering are exempt from the restrictions under Rule 14e-5 based on the exemption provided by subsection (b)(7) of that rule since these activities are covered by the binding underwriting agreement between the Company and the representatives of the Underwriters entered into before the filing of the Prospectus.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Christopher Brady
Christopher Brady
President
cc:	Ellenoff Grossman & Schole LLP DLA Piper LLP (US)